Exhibit 99.1

SAP Co-Chief Executive Officer Christian Klein Continues as CEO, Jennifer Morgan Departs

WALLDORF, Germany — April 20, 2020 — SAP SE (NYSE:SAP) today announced that Christian Klein (39), Co-Chief Executive Officer and member of the Executive Board, will continue as sole Chief Executive Officer. Jennifer Morgan (48), Co-Chief Executive Officer and member of the Executive Board mutually agreed with the Supervisory Board of SAP SE that she will depart the company, effective April 30th 2020.

More than ever, the current environment requires companies to take swift, determined action which is best supported by a very clear leadership structure. Therefore, the decision to transfer from Co-CEO to sole CEO model was taken earlier than planned to ensure strong, unambiguous steering in times of an unprecedented crisis.

“I am grateful to Jennifer for her leadership of SAP, including all she has done for the company, our people, and our customers,” said Professor Hasso Plattner, chairman of the Supervisory Board of SAP SE. “This transition comes at a time of great uncertainty in the world, but I have full faith in Christian’s vision and capabilities in leading SAP forward toward continued profitable growth, innovation, and customer success.”

“I’d like to thank Jennifer for her partnership over many years,” said Christian Klein, CEO of SAP SE and member of the Executive Board. “Throughout SAP’s transformation, Jennifer has always been laser-focused on customers, partners, shareholders and employees. It’s thanks to her that we have established a strong position in experience management solutions. I know she will always be a champion of SAP.”

“It has been a great privilege to drive SAP’s growth and innovation in so many areas and most recently as Co-CEO,” said Jennifer Morgan. “With unprecedented change within the world, it has become clear that now is the right time for the company to transition to a single CEO leading the business. I would like to thank Hasso Plattner for the opportunity to co-lead this great company, and I wish Christian, the Executive Board, and SAP’s talented team much success as they drive the company forward.”

Morgan joined SAP in 2004 and was appointed co-chief executive officer, together with Klein, in October 2019. Previously, she served as president of the Cloud Business Group, overseeing Qualtrics, SAP SuccessFactors, SAP Ariba, SAP Fieldglass, SAP Customer Experience and SAP Concur. She was named an Executive Board member in 2017.

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